FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Board committees

1 Established on 17 January 2014.
2 Established on 22 November 2013.

The Board has established a number of committees consisting of Directors, Group Managing Directors and, in the case of the Financial System Vulnerabilities Committee, co-opted non-director members. The key roles of the Board committees are described above. The Chairman of each non-executive Board committee reports to each meeting of the Board on the activities of the committee since the previous Board meeting.

The terms of reference of the principal non-executive Board committees are available at www.hsbc.com/ boardcommittees. Each non-executive Board committee reviews its terms of reference annually.

Group Management Board

Role and members

The GMB is responsible for the day-to-day management of HSBC Holdings.

Members      Stuart Gulliver (Chairman), Iain Mackay and Marc Moses who are executive Directors, and Ann Almeida, Samir Assaf, Peter Boyles, Simon Cooper, Irene Dorner, John Flint, Pam Kaur, Alan Keir, Stuart Levey, Antonio Losada, Sean O'Sullivan and Peter Wong, all of whom are Group Managing Directors.

The Group Chief Executive Officer chairs the GMB. The head of each global business and global function and the chief executive of each region attend GMB meetings, either as members or by invitation.

The GMB is a key element of our management reporting and control structure such that all of our line operations are accountable either to a member of the GMB or directly to the Group Chief Executive, who in turn reports to the Group Chairman. The Board has set objectives and measures for the GMB. These align senior executives' objectives and measures with the strategy and operating plans throughout HSBC.

The Group Chief Executive (who is Chairman of the GMB) reports to each meeting of the Board on the activities of the GMB.

Regular Risk Management Meetings of the GMB, chaired by the Group Chief Risk Officer, are held to establish, maintain and periodically review the policy and guidelines for the management of risk within the Group.

Regular Global Standards Steering Meetings of the GMB, co-chaired by the Group Chief Risk Officer and Chief Legal Officer, are held to develop and implement Global Standards reflecting best practices which must be adopted and adhered to consistently throughout the Group. The Head of Group Financial Crime Compliance and Group Money Laundering Reporting Officer attends each meeting.

Group Audit Committee

Chairman's Statement

HSBC's Annual Report and Accounts 2013 differs from previous years in line with the new UK legislation requiring that UK companies include in their annual report a Strategic Report section covering the company's strategy and business model and the principal risks and challenges it faces. The GAC has provided input and guidance on the way in which the Annual Report and Accounts 2013 has been presented and we hope shareholders find the Strategic Report section to be concise and useful.

We have set out in the report below further information on the role and activities of the GAC during 2013.

A particular focus area for the GAC in the year was oversight of the tender process which resulted in the recommendation to the Board that PricewaterhouseCoopers LLP ('PwC') be appointed the Group's auditor for the financial year commencing 1 January 2015. The transition process for PwC to familiarise themselves with the Group's business and to take steps to satisfy auditor independence requirements, is a crucial element in the handover of audit responsibilities by KPMG. This transition process will continue to be a focus for the GAC in 2014.

At the conclusion of the Annual General Meeting, I shall be stepping down from the Board and it is proposed that Renato Fassbind will become Chairman of the GAC at this time. I should like to congratulate him on his appointment and welcome Kathleen Casey, who will become a Director and member of the GAC in March 2014.

John Coombe
Chairman, Group Audit Committee
24 February 2014

Role and members

The Group Audit Committee has non-executive responsibility for oversight of, and advice to the Board on, matters relating to financial reporting.

	Meetings attended	Meetings eligible to attend
Members1
John Coombe (Chairman) ..	5	5
Marvin Cheung ..................	5	5
Rona Fairhead2..................	3	3
Renato Fassbind3 ................	3	3
Rachel Lomax ....................	5	5

Meetings held in 2013 ....	5

1  All members are independent non-executive Directors. Kathleen Casey will be appointed as a non-executive Director with effect from 1 March 2014 and will become a member of the Committee from this date. With effect from the conclusion of the 2014 Annual General Meeting, John Coombe will retire as a Director and Chairman of the GAC and Renato Fassbind will become Chairman of the GAC (subject to regulatory approval).

2 Retired as a member of the Committee on 24 May 2013.

3 Appointed as a member of the Committee on 1 March 2013.

The Board has determined that Marvin Cheung, John Coombe, Renato Fassbind and Rachel Lomax are, and Rona Fairhead was, independent according to SEC criteria and may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK Corporate Governance Code.

The governance structure for the oversight of financial reporting is set out below. Each major operating subsidiary has established a board committee with non-executive responsibility for oversight of matters relating to financial reporting.

Governance structure for the oversight of financial reporting

Authority	Membership	Responsibilities include:

Board	Executive and non-executive Directors	• Financial reporting • Appointing senior financial officers

GAC	Independent non-executive Directors
•  Monitoring the integrity of financial statements
•  Overseeing the internal control systems over financial reporting, including reviewing their effectiveness
•  Monitoring and reviewing the effectiveness of the internal audit function
•  Reviewing the Company's financial and accounting policies and practices
•  Advising the Board on appointment of the external auditor and is responsible for oversight and remuneration of the external auditor

Disclosure Committee	Representatives from global businesses, functions and certain Group companies
•  Reviewing the Group's material communications with investors
•  Assisting the Group Chief Executive and Group Finance Director to discharge their obligations relating to financial reporting under the Securities Exchange Act of 1934
•  Monitoring and reviewing the effectiveness of controls and procedures established to ensure that information is disclosed appropriately and on a timely basis
•  Reporting findings and making recommendations to the Group Chief Executive, Group Finance Director and the GAC

Subsidiary board committees responsible for oversight of financial reporting and global business audit committees	Independent non-executive directors and/or HSBC Group employees with no line of functional responsibility for the activities of relevant subsidiary or global business, as appropriate.	• Providing reports to the GAC on financial statements and internal controls over financial reporting of relevant subsidiaries or businesses, as requested

Committee activities

The GAC undertook the following activities in the discharge of its responsibilities:

•     Financial reporting. The Committee advised the Board on meeting its external financial reporting obligations through its reviews of financial statements, interim reports and interim management statements prior to approval by the Board. The Committee also undertook the following:

- endorsed the going concern statement and the statement of compliance with the UK and Hong Kong Corporate Governance Codes for inclusion in the financial statements;

- advised the Board that the annual report and accounts, taken as a whole, is fair, balanced and understandable;

-     received reports on proposed changes to the Group's disclosures in the financial statements and the adequacy of procedures to identify transactions and matters requiring disclosure under certain accounting standards;

- reviewed accounting policies and practices, including approval of the critical accounting policies;

- considered provisioning for, and disclosure of, certain litigation and regulatory matters with external legal counsel providing a status update on these matters;

- received presentations from the Global Head of Tax on current tax issues;

- received a report on the accounting issues raised in the Report of the Parliamentary Commission on Banking Standards; and

- reviewed the procedures for the submission by employees of concerns regarding accounting and/or auditing matters.

The GAC considered the significant accounting issues described below and in addressing these issues the Committee considered the appropriateness of management's judgements and estimates and, where appropriate, discussed these judgements and estimates with the external auditor, reviewing the matters referred to in the external auditor's report as risks of material misstatement. The Committee considered:

-     loan impairment allowances and charges throughout the year, discussing with management the reasons for significant changes. Judgements and estimates discussed included changes to the loan impairment model and assumptions for restructured loans in Brazil; a review of assumptions about the time period between loss events occurring, discovery and eventual write-off for the collective impairment assessment of retail banking and small business portfolios; collective provisioning for US mortgage portfolios, and management judgements on notable individual cases of impairment in wholesale banking;

- the recognition and level of provisions, the existence of contingent liabilities, and the disclosures relating to provisions and contingent liabilities, for legal proceedings and regulatory matters;

-     HSBC's exposure to the payment of redress in respect of the possible mis-selling of payment protection insurance policies in the UK and the related provisions. The Committee considered the key assumptions which determine the provisions and the factors driving the increase during the year. Management's assessment was that the amount of provision at 31 December 2013 is based on appropriate assumptions about future expected redress payments, while noting the sensitivity of the provision to different outcomes from those assumed;

-     HSBC's exposure to remediation costs relating to the possible mis-selling of interest rate swaps to small and medium-sized businesses in the UK, noting the reasons for the additional provisions made during 2013;

-     developments in the industry investigations and reviews into the setting of Libor, Euribor and other benchmark interest and foreign exchange rates, and matters relating to trading on foreign exchange and credit derivatives markets,  by various regulators and competition and enforcement authorities around the world. The Committee discussed the high degree of uncertainty as to the resolution of these regulatory investigations and reviews;

-     the valuation of financial instruments measured at fair value, including the measurement of derivatives. Developments in market practice regarding accounting for funding costs in the valuation of uncollateralised derivatives were considered. HSBC does not currently include funding fair value adjustments ('FFVA') in the fair value measurement of uncollateralised derivatives, as no industry consensus has yet emerged on how FFVA should be calculated. However, FFVA may be adopted by HSBC in future as such consensus develops;

-     the impairment test performed on HSBC's investment in BoCom as at 31 December 2013. The impairment test identified that, based on an assessment of the value in use of the investment, the investment is not impaired. The Committee noted the sensitivity of the impairment test result to projected future cash flows and the discount rate;

-     the results of the annual goodwill impairment test completed as at 1 July 2013, which identified no impairment. The goodwill relating to GPB Europe was re-tested as at 31 December 2013 following reduced forecast profitability in the second half of 2013, and management concluded that it was not impaired. The Committee noted that disclosure has been made with regards to the extent to which a change in key assumptions would result in the recoverable amount being equal to its carrying amount;

-     the recognition of deferred tax assets, including in the US, where reliance is placed on the Group's continued investment of sufficient capital to ensure realisation of deferred tax assets, in Mexico, where the recoverability of deferred tax assets has been affected by clarifications in legislation, and in the UK, where projections of future taxable income of HSBC Holdings plc are insufficient to enable recognition of deferred tax assets for its carried forward tax losses.

•     Internal controls over financial reporting. The Committee undertook an annual review of HSBC's systems of internal controls over financial reporting. During 2013, the Committee monitored the effectiveness of such internal controls and reported regularly to the Board as described on page 366. The Committee received regular reports from the Group Finance Director, the Group Chief Accounting Officer, and the Group Head of Internal Audit. Minutes of the Group Risk Committee and executive committee meetings including the GMB, Risk Management Meetings and Global Standard Steering Meetings were provided to the Committee members. The Committee also reviewed the adequacy of resources, qualifications and experience of staff in the Finance function. Reports were submitted to the Committee on internal control matters in relation to the Sarbanes-Oxley Act. The Group Finance Director, the Group Chief Risk Officer, the Group Head of Internal Audit, the Group Chief Accounting Officer, Group Company Secretary, external auditor and other senior executives attended Committee meetings. The Committee had regular discussions with the external auditor and the Group Head of Internal Audit, with an opportunity at each meeting for discussions to take place without management present.

•     Effectiveness of the internal audit function. The Committee satisfied itself that the internal audit function was effective and adequately resourced through regular meetings held with, and reports provided by, the Group Head of Internal Audit on internal audit issues, including the effectiveness and adequacy of resources. PwC were engaged to undertake a review of the internal audit function to assess compliance with industry and regulatory internal audit guidance and progress made by the function in addressing the recommendations contained in the external quality assurance review performed by KPMG in 2012. The Committee received reports over the course of 2013 on the activities of the internal audit function and reviewed its planned activities for the following year.

•     Legal and regulatory environment. The Committee received regular reports on litigation and on the application of changes in law, regulation, accounting policies and practices and regulatory developments, including reports on developments in the programme to change IFRSs, Basel III/CRD IV, the recommendations of the ICB and accounting issues raised in the report from the Parliamentary Commission on Banking Standards.

•     External auditor. The Committee provided oversight of the external auditor through regular meetings with the external auditor, including meetings without management present, and receiving reports on the external auditor's strategy in relation to the audit of financial statements and the progress of the audit. The Committee monitored the effectiveness of the audit process through a review of the public report published by the Financial Reporting Council's Audit Inspection Unit on the inspection of the external auditor, an assessment against a best practice checklist for evaluating external auditors, an external audit assessment questionnaire completed by the chief financial officers of the Group's major geographical regions, a review of the relationship between the Group and the external auditor at a senior level and considered the results of feedback provided to the external auditor by members of the finance function throughout the Group. The Committee approved the remuneration and terms of engagement and recommended to the Board the re-appointment of the external auditor.

• Terms of reference and effectiveness of the Committee. The Committee undertook an annual review of its terms of reference and of its own effectiveness.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Finance Director, the Group Chief Accounting Officer, the Group Chief Risk Officer, the Group Head of Internal Audit, the external auditor and other senior executives as required.

Terms of reference and subsidiary company audit oversight

The GAC is responsible for non-executive oversight of internal controls over financial reporting.

To ensure consistency of scope and approach by subsidiary company audit committees, the GAC has established core terms of reference to guide subsidiary companies when adopting terms of reference for their non-executive audit committees. The Committee's endorsement is required for any proposed material changes to subsidiary audit committee terms of reference and for appointments to such committees.

A forum for the chairmen of our principal subsidiary company committees with responsibility for non-executive oversight of financial reporting and risk-related matters was held in June 2013 to share understanding and to facilitate a consistent approach to the way in which these subsidiary company committees operate. The next forum will be held in June 2014.

Arrangements relating to the external auditor

The Committee has recommended to the Board that KPMG Audit Plc be reappointed as auditor at the forthcoming Annual General Meeting.

KPMG has been the Group's auditor since 1991, when HSBC Holdings became the ultimate holding company of the Group, without a tender process for the external audit contract having taken place. A tender process was undertaken in 2013, resulting in a recommendation, which was endorsed by the Board, that PricewaterhouseCoopers LLP be appointed as external auditor for the financial year commencing 1 January 2015. The appointment will be subject to shareholders' approval at the 2015 AGM.

The Board has approved, on the recommendation of the Committee, a policy for the employment by HSBC of former employees of KPMG. The Committee receives an annual report on such former employees who are employed and the number in senior positions. This report enables the Committee to consider whether there has been any impairment, or appearance of impairment, of the external auditor's judgement, objectivity or independence in respect of the audit. The external auditor provided written confirmation of its independence under industry standards.

The policies for the pre-approval of specific services that may be provided by the principal auditor are kept under review by the Committee and amended as necessary to meet the dual objectives of ensuring that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditor, while also ensuring that our external auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where any HSBC company pays for the service, or is a beneficiary or addressee of the service, and has selected or influenced the choice of KPMG. All services provided by KPMG during 2013 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee.

The pre-approved services relate to regulatory reviews, agreed-upon procedures reports, other types of attestation reports, the provision of advice and other non-audit services allowed under SEC independence rules. The services fall into the categories of audit services, audit-related services, tax services and other services.

An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG for each of the past three years is disclosed in Note 8 on the Financial Statements.

Group Risk Committee

Chairman's Statement

I assumed the chairmanship of the Group Risk Committee ('GRC') in May 2013 from Rona Fairhead, under whose leadership the role of the GRC continued to evolve. Following my appointment and the establishment of the Financial System Vulnerabilities Committee ('FSVC') in January 2013 to oversee financial crime-related risk matters and the Group's adoption of enhanced compliance standards, the GRC has been in a position to increase its focus on oversight of other areas of risk that the Group faces and to take an increasingly forward-looking approach to identifying emerging risks.

As the Group has continued to pursue its transformation agenda to simplify the way the Group is run and make it easier to manage, the GRC has focused on identification and management of risks inherent in the implementation of this agenda. As businesses have been disposed of or closed, pressure has been exerted on costs and our global businesses and functions have been re-shaped, the GRC has overseen risk management actions with a particular focus on seeking assurance that management's controls across the Group are not adversely affected.

The culture of the Group and the tone set by senior management throughout its global operations are critical to effective risk management. The GRC focuses on steps taken to communicate and reinforce the Group's commitment to 'doing the right thing' particularly during reviews of the strategies and risk governance frameworks of the global businesses and functions. This is also reflected in the risk-related advice the GRC provides to the Group Remuneration Committee in connection with determination of the variable pay pool and individual awards.

The implications for the Group of evolving legal and regulatory requirements applicable to financial institutions, and preparatory steps being taken to address them, are kept under close review by the Committee. Aspects of the changing legal and regulatory environment which have been priority focus areas for the GRC in 2013 include the increased regulatory focus on conduct issues, particularly in the UK retail banking business, the implementation of new UK legislation on 'ring-fencing' of a UK bank's retail operations from its investment banking operations, the application of the Volcker rule (which is part of the US Dodd-Frank Act) and the introduction of a 'bail-in' capital regime for UK banks. The nature and pace of legal and

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                               Title: Group Company Secretary

                                                                               Date: 25 March 2014